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December 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Amendment No. 3 to
Registration Statement on Form 10-SB
File No. 0-52193

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of an amendment to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed on August 18, 2006. One of the copies has been marked to show changes from the initial filing.

By letter dated November 9, , 2006, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Registration Statement.

General

1.
We note your response to prior comment one of our letter dated September 15, 2006. However, we are unable to locate Annexes A, B, and C, which were referenced in your response. Please submit these Annexes with your next amendment.

Annex A was attached to the letter in response to the Staff’s prior comment one which the Staff has reviewed as evidenced by comment 2 below. The Company is not aware of references to Annexes B and C.

2.
We note your response to prior comment one of our letter dated September 15, 2006. Please advise what steps are being taken to address the reporting delinquency of StealthMedia Labs, a 60% holder of USTelematics’ stock. Under Mr. Leventhal’s biographical information and elsewhere as appropriate, please note that StealthMedia is a delinquent filer and disclose that its current state of operations. Is StealthMedia now a shell or blank check company?

The Company has been advised that StealthMedia Labs, Inc. is exploring ways to bring the entity back into compliance in the most efficient fashion. It believes that it may be able to obtain the requisite funds by selling some of the Company’s shares it owns over time and allocate a portion of the proceeds from such sales to compliance matters. The entity is also investigating whether to deregister its securities from the Securities Act of 1934, as amended. We have been advised that StealthMedia should be considered a shell company at the present time.

Item 1, Description of Business, page 2
History, page 2

3.	We note your revisions in response to prior comment two of our letter dated September 15, 2006. Please provide a more materially complete discussion of USTelematics’ activities since October 2005.

The Company has made revisions in accordance with the Staff’s comment. See page 2 of the Registration Statement.

4.
We note your response to prior comment 11. Your discussion in risk factors notes that you have two patent applications, however, your intellectual property discussion only notes one. Please reconcile. Also, please advise why you have only filed a form of assignment of patent application.

The Company advises the Staff that the typographical error in the risk factor has been corrected to reflect only one patent application. See page 10 of the Registration Statement. The Company advises the Staff further that the simple form of assignment filed as an exhibit was used for each assignment. Each assignment is the same except for the identity of the assignor.

5.
We note your response to prior comment 12. Please revise to indicate that you became a reporting company upon effectiveness of this registration statement. Please clarify that you are not only subject to Section 13(a) reporting but also other requirements such as Section 14. Finally, please update the Commission’s address.

The Company has made revisions in accordance with the Staff’s comment. See page 9 of the Registration Statement.

Executive Compensation, page 18

6.
We note your response to prior comment 16. Please revise your Summary Compensation Table to follow the format of Item 402(b) of Regulation S-B. While you may omit a column pursuant to Item 402(a)(5) of Regulation S-B, you must follow the columnar headings specified in Item 402(b).

The Company has made revisions in accordance with the Staff’s comment. See page 18 of the Registration Statement.

Certain Transactions

7.
We note your response to prior comment 17. According to note 11 to your financial statements, US Telematics loaned $5000 to a majority shareholder for legal expenses. Please advise of the business purpose of this loan.

The Company advises the Staff supplementally that the loan was made to StealthMedia Labs, Inc. to secure legal services in connection with the completion of the Company’s bridge financing in April 2006. The law firm representing the Company in that financing was owed a large amount of fees for past services performed on behalf of StealthMedia Labs, Inc. and was unwilling to represent the Company in that transaction unless it was paid some back fees in connection with its previous representation of StealthMedia Labs, Inc.

Financial Statements

8.
Your Form 10-SB became effective sixty days from filing in accordance with Section 12(g) of the Exchange Act. As such, you became subject to all of the reporting requirements of Section 13(a) at this time. In this regard, your Form 10-QSB will be due 45 days after the effective date of this registration statement or on or before the date on which such report would have been required to be filed if you had been required to file reports on Form 10-QSB as of your latest quarter, whichever is later. See Rule 13a-13(a) of the Exchange Act. Once your Form 10-QSB is filed, we will review it along with your Form 10-SB amendment.

The Company has taken note of the Staff’s comment. Its quarterly report for the quarter ended August 31, 2006, was filed on November 20, 2006. In addition, the financial disclosures in the Registration Statement have been updated.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,
/s/ Louis A. Brilleman
Louis A. Brilleman